

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-Mail
C. Thomas Hopkins
Cooley LLP
1333 Second Street, Suite 400
Santa Monica, CA 90401

> **Re: Tufco Technologies, Inc.**
> **Schedule TO-T filed January 9, 2014**
> **Schedule TO-T/A filed January 21, 2014**
> **Filed by Griffin Holdings LLC *et al.***
> **File No. 5-49383**

Dear Mr. Hopkins:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. I understand from our discussions today that Sponsor is a newly-formed entity formed to effect the tender offer. This is not apparent from the disclosure in the Offer to Purchase. Please revise to clarify. Generally when a named bidder is a newly-formed entity formed for the purposes of the tender offer, we will require additional control persons to be included as bidders because each person "on whose behalf an offer is made" is a bidder. See Section II.D.2 ("Identifying the Bidder in a Tender Offer") of the Current Issues and Rulemaking Projects Outline (November 14, 2000) for guidance. Please revise or advise.

Exhibit (a)(1)(I) – Offer to Purchase

Conditions to the Offer, page 44

2. Clarify that all offer conditions, not simply the minimum tender condition, must be satisfied or waived as of the Expiration Time of the Offer.

3. The second to last bulleted offer condition relates to the Funding Condition with requires that you receive the proceeds for the Financing. "Financing" is defined earlier in the Offer to Purchase to mean the total proceeds of the Debt and Equity Financings. As you know, the Equity Financing portion of the offer consideration in the amount of $11,000,000 will be provided by Sponsor Griffin Holdings LLC. Sponsor is a bidder in the offer; thus, it would appear that satisfaction of this offer condition is within the control of a bidder. All offer conditions must be objective and outside the control of the bidder. Please revise.

4. Refer to the last sentence in this section. You state that the failure to exercise any of the foregoing "rights" (i.e., listed offer conditions) will not be a waiver of such rights "which may be asserted at any time and from time to time." If any of the listed events "triggers" an offer condition while the offer is pending, the bidder must at that time determine whether to assert the condition and terminate the offer or waive it and proceed. The bidder may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer. Please revise your disclosure accordingly.

Appraisal Rights, page 48

5. We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of shares within the later of the "consummation of the Offer" and 20 days after the date notice of the merger is mailed to the stockholder. Please revise to clarify precisely when the consummation of the offer will occur for purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

6. Refer to the disclaimer at the bottom of page 48 of the Offer to Purchase, indicating that the summary of appraisal rights does not purport to be "complete." While you may include qualifying language about the nature of a summary generally, this disclaimer does not meet your obligation to fully and completely describe the materials terms of the transaction. Please revise here and where appropriate throughout the Offer to Purchase.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions